September 5, 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On July 12, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Sierra Tactical Municipal Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on August 27, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please ensure that the series and class identifier has been added.

Response: The Fund’s administrator will update accordingly.

2.	Comment: Please revise the electronic shareholder delivery disclosure on the cover page of the Fund’s prospectus to include (see Item 27(7)):

You may elect to receive all future reports in paper free of charge. You can inform the Fund [or your financial intermediary] that you wish to continue receiving paper copies of your shareholder reports by [insert instructions]. Your election to receive reports in paper will apply to all funds held with [the fund complex/your financial intermediary].

Response: The requested revision has been made.

Prospectus

Fee Table

3.	Comment: Please confirm if the Fund intends to sell Class C shares as “clean shares”. If so, please add the disclosure discussed in the Capital Group No-Action letter.

Response: The Fund’s Class C shares are not intended to be “clean shares.”

4.	Comment: Please ensure that all sections of the fee table are completed and file the completed fee table with the Registrant’s response letter.

Response: The Registrant has revised the fee table and enclosed a copy with this response letter.

Expense Example

5.	Comment: Please add disclosure explaining that the expense waiver is only included in the example for as long as its duration.

Response: The disclosure has been revised as follows (italics added for emphasis):

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same, and that the Adviser’s fee waiver is only in effect for the term of the waiver. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Principal Investment Strategies

6.	Comment: With regard to the disclosure, “…that primarily invest in tax-exempt municipal bonds (“Underlying Municipal Bond Funds”)…” – please inform the Staff the percentage of the Fund’s assets that are invested in high yield municipal bonds.

Response: The Fund does not directly invest in high yield municipal bonds. As of June 30, 2019, the Fund’s holdings of high yield municipal funds was approximately 46.3% of its net assets.

7.	Comment: With regard to the disclosure, “…the Fund may be fully invested in Underlying Municipal Bond Funds that primarily invest or are fully invested in high-yield (or junk) municipal bonds.” – in light of the new liquidity rule, it appears that the Fund may invest significantly in high yield municipal bonds. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for an open-end structure. Please include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. (release No. 32315, Oct 13, 2016).

Response: Although the Fund may from time to time be fully invested in Underlying Municipal Bond Funds that primarily invest in or are fully invested in high-yield (or junk) municipal bonds, the Registrant’s Liquidity Risk Management Program Administrator has assessed the liquidity risk of the Fund and determined that the Fund’s investment strategy is appropriate for an open-end fund structure. When assessing whether the Fund’s investment strategies are appropriate for an open-end structure, the focus is on the liquidity risk of the Fund and how that risk might affect the Fund’s ability to meet reasonably expected redemptions. Redeemability is the defining feature of open-end investment companies, so all holding of the Fund will at all times have daily liquidity.

8.	Comment: Please explain the term “trailing-stop discipline” in plain English.

Response: The Fund’s principal investment strategy disclosure has been revised as follows (added text is underlined):

A trailing stop discipline is a discipline is which the stop level rises each day the price of the holding rises – thus the stops “trail” the price trend of the holding. The stop is recalculated daily as a percent or dollar amount below the most recent high price of the holding. When the price of the holding declines below the current stop, the Adviser sells the holding.

9.	Comment: With regard to the disclosure, “…This tactical approach has historically meant that most gains to be realized…” please include a principal risk addressing this dynamic and explain or reconcile this disclosure with the purpose of being in a municipal bond fund.

Response: The following risk disclosure has been added:

•Tax Risk. Unlike funds that invest on a buy-and-hold basis, the Fund may incur a higher level of capital gains due to the Adviser’s strategy of purchasing and selling underlying municipal bond funds. The Fund expects that most of its capital gains will be short-term, rather than long-term gains. Distributions of the Fund’s realized capital gains will not be tax-exempt.

Principal Investment Risks

10.	Comment: Please revise the Underlying Fund Costs and Risks to include tax risk and implications of tax risk on the returns for a municipal bond fund.

Response: Please see response to Comment 9 above.

How to Purchase Shares

11.	Comment: With regard to the disclosure, “Effective on July 1, 2018 …” please explain whether and how investors were made aware of the waivers of Class A shares.

Response: Morgan Stanley has requested that funds using their platform include standardized disclosure including the date in question. The Registrant will consider revising the date to reflect the effective date of the Fund’s next post-effective amendment.

12.	Comment: Please confirm that the identify of all other applicable intermediaries and their waivers for all applicable classes have been disclosed.

Response: The Registrant so confirms.

13.	Comment: With regard to the disclosure, “The sales charge on purchases of Class A shares is waived for certain types of investors …” please revise the introductory paragraph to clarify that these waivers are separate than those listed for Morgan Stanley.

Response: Upon review, the Registrant respectfully declines to revise the existing disclosure. The Registrant believes the existing disclosure is sufficient to illuminate the differences between the two waivers.

14.	Comment: With regard to the disclosure, “Clients of financial intermediaries that have entered into an agreement with the distributor…” please describe these agreements with specificity pursuant to IM Guidance Update 2016-06 and Item 12(a)(2) of Form N-1A.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant believes the existing disclosure complies with Item 12(a)(2) and notes that the Staff approved the existing disclosure when it granted the Fund template filing relief.

SAI

15.	Comment: Please revise the introductory paragraph to include reference to the semi-annual report.

Response: The Registrant has made the requested revision.

Compensation

16.	Comment: With regard to the disclosure, “Previously, each Trustee who is not affiliated with the Northern Lights Fund Trust or an investment adviser to any series of the Northern Lights Fund Trust”- please revise to reference the Trusts, as previously defined.

Response: The Registrant has made the requested revision.

Trustee Ownership

17.	Comment: Please update all disclosures in the registration statement as of the most recent fiscal or calendar year as applicable as required by Form N-1A.

Response: The Registrant has made the requested revisions.

Part C

18.	Comment: Please revise Parts 32(a) and 32(c).

Response: The Registrant has made the requested revisions.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser

Enclosures

Exhibit A

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Special Shares	Investor Shares	Instl Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of the lower of purchase price or redemption proceeds)	1.00%	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None	None
Redemption Fee	None	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%	0.75%	0.75%	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.00%	0.40%	0.00%
Other Expenses(1)	1.40%	1.40%	1.34%	1.40%	1.40%
Acquired Fund Fees and Expenses(1)(2)	0.55%	0.55%	0.55%	0.55%	0.55%
Total Annual Fund Operating Expenses	2.95%	3.70%	2.64%	3.10%	2.70%
Fee Waiver and Reimbursement(3)	(0.62)%	(0.62)%	(0.62)%	(0.62)%	(0.62)%
Total Annual Fund Operating Expenses after Fee Waiver and Reimbursement	2.33%	3.08%	2.02%	2.48%	2.08%